May 16, 2005

TO UNIT HOLDERS OF SECURED INVESTMENT RESOURCES FUND, L.P. II

         Re:      Supplemental Information Regarding
                  Offer to Purchase Units for $100 Per Unit

Dear Unit Holder:

     We are writing to provide you with updated and supplemental information regarding our Offer to Purchase up to 20,000 Units of limited partnership interests in Secured Investment Resources Fund, L.P. (the "Partnership"), dated April 20, 2005.

     Sunwood Village. The foreclosure of the Sunwood Village Apartments was postponed and is currently scheduled for June 7, 2005. However, through our discussions with the lender, we currently believe that we will be able to make an agreement which will prevent any foreclosure based on the past loan defaults. The current proposed agreement would require the Partnership to borrow approximately $1.4 Million from an affiliate of Millenium that is willing to make such a loan. No assurances can be given regarding such an agreement. There have been no further developments in the litigation with Mega Ventures described in the Offer to Purchase.

     Additional Property Data. Bayberry Crossing Shopping Center in Lee's Summit, Missouri, has 56,113 Sq. Ft. As of the date of this letter, the property had 20 tenants, occupying approximately 85% of the rentable square feet, with an average rent of $10.22 per Sq. Ft. The property has no anchor tenant or single tenant that occupies more than 10% of the rentable square feet. Oak Terrace Retirement Apartments in Springfield, Illinois, has 129 units and, as of the date of this letter, the property was 85.3% occupied. Sunwood Village Apartments in Las Vegas, Nevada, has 252 units and, as of the date of this letter, the property was 92.5% occupied.


     Please note that the Offer is $100 per Unit in cash. Also, you may be able to obtain a tax benefit if you have accumulated passive losses that you can use once you have disposed of your investment in the Partnership; you should consult your tax advisor about this possibility.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (yellow form) in the envelope provided.

     The Offer is now scheduled to expire on May 26, 2005. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                            Very truly yours,

                            MILLENIUM MANAGEMENT, LLC